March 27, 2020

Via: EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     Symetra Life Insurance Company
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No 333-225314

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Symetra Life Insurance Company ("Registrant"), and Symetra Securities, Inc. ("Underwriter"), as the issuer and principal underwriter, respectively, of the individual single premium deferred index-linked annuity contracts that are registered under the above-referenced Registration Statement, as amended by Post-Effective Amendment No. 2 filed with the Securities Exchange Commission on March 27, 2020, each hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement will become effective on April 30, 2020, or as soon thereafter as practicable.

Sincerely,

Symetra Life Insurance Company                Symetra Securities, Inc.

By:                                By:
/s/Jacqueline M. Veneziani                        /s/ Andrew M. Farrell
Jacqueline M. Veneziani                        Andrew M. Farrell
Senior Vice President and General Counsel                 President